Neovasc Provides Corporate Update

VANCOUVER and MINNEAPOLIS -- via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that the Company has implemented a series of strategic initiatives focused on enhancing current shareholder value, minimizing dilution, extending its cash runway well into 2024, focusing investments on near term value drivers, and more deeply reviewing the Company's core business activities.

Neovasc Reducer™

The Company is focused on expanding reimbursement and increasing revenues in international markets for the Neovasc Reducer™ ("Reducer"). In addition to our direct sales force in Germany, the Company operates through a series of distributors in most of the major European countries including, among others, the U.K., Italy, Spain, Austria and Switzerland. The company intends to hire a direct sales force in France if it is able to gain adequate reimbursement for Reducer in the future.

As previously announced, the Company has had productive sprint discussions with the U.S. Food and Drug Administration ("FDA") as it prepares to initiate COSIRA II, the pivotal U.S. trial for Reducer. In our sprint discussion on May 26, 2021, the FDA was generally pleased with the proposed changes to the study, as well as with the two proposed imaging sub-studies, although reserved final judgement pending a more detailed review of our complete submission. The Company is in the final stages of developing the protocols and considering important decisions regarding awarding contracts to key outside suppliers. An Investigational Device Exemption ("IDE") supplement will subsequently be filed with FDA, likely during the summer months and the Company continues to work towards a first patient enrollment near the end of 2021. The study will be an approximately 380-patient, randomized, double-blind, multicenter (US and Canada), sham-controlled trial, designed to test whether Reducer therapy improves exercise tolerance testing time, along with other secondary endpoints, in patients suffering from refractory angina despite medical treatment. The principal investigators of the trial are Gregg Stone, M.D., Icahn School of Medicine at Mount Sinai, New York, and Timothy Henry, M.D., The Carl and Edyth Lindner Center for Research and Education, Christ Hospital, Cincinnati.

Tiara™

The Company has also had productive discussions with its notified body in Europe as it pursues CE Mark approval for the Tiara TA transcatheter mitral valve replacement system. As previously announced, the Company is working towards meeting the requirements of the European Medical Device Regulation ("MDR") for approval of Tiara TA. Given the additional laboratory testing required to reach a regulatory decision on Tiara TA and the new European regulations, the Company now expects to receive a decision during the second half of 2022. The Company remains pleased with the clinical outcomes of the Tiara TA device and looks forward to future dissemination of the results of the Tiara TA clinical trial program at scientific meetings. The Tiara TA program has potential to be the second mitral valve replacement device approved in Europe, and with the right distribution partner, we believe it could be a competitive device in the European market, if approved. With good clinical performance data, progress towards reducing the development risk and, in our view, an underserved market, we have decided to continue our efforts on the Tiara TA regulatory path towards a potential CE mark, assuming a reasonable transition to MDR for all review work already completed and no further enrollment of patients required in the Tiara II clinical study.

Additionally, the Company has made the difficult decision to pause all activities related to the Tiara TF transfemoral mitral valve replacement program. Given the additional time and substantial investment required to develop the Tiara TF program to approval and the related research and development, clinical, regulatory and manufacturing costs, the Company believes focusing its efforts on core Reducer and Tiara TA activities is warranted. This comes despite the fact that we continue to believe we have developed a promising new Tiara TF platform concept with a next generation Tiara mitral valve, which might also be utilized in a future TA platform. The Company also believes that the opportunities for partnering the Tiara TF program have been pushed out further in the development cycle. While in the past, mitral valve replacement programs have been acquired after small, early feasibility studies, a series of high-profile failures and overall delays in the mitral valve replacement sector have highlighted the technical and clinical trial enrollment challenges for competitive programs. Today, potential acquirers are more cautious and they are expecting programs to be approved or near approval before showing potential interest in acquiring a new mitral valve technology. Given this change in environment, the limited cash on hand, the overall market capitalization of the Company, and the substantial time and cost of taking the Tiara TF program to approval, the Company believes that pausing the Tiara TF program is the correct course of action.

"Our business is at an important inflection point as we expand our commercial activities with Reducer and initiate the COSIRA II U.S. IDE study," commented Fred Colen, President and Chief Executive Officer of Neovasc. "As we have evaluated the market potential for Reducer and Tiara, it has become increasingly clear that Reducer and Tiara TA represent the best near-term opportunities for value creation for Neovasc. Pausing a program is never easy, however making these difficult decisions will enable Neovasc to focus our efforts on nearer term core opportunities and prioritize our deployment of capital to reflect the strategic shift."

Staff and program expense reductions

These strategic actions will result in the Company reducing the size of its workforce through targeted headcount reductions and related project expenses. The Company will reduce its headcount by over 40% and pause all activity on the Tiara TF program. As a result of the changes, the Company now expects to book estimated total pre-tax GAAP charges of approximately $700,000 due to fixed asset write-offs and certain other exit charges. The vast majority of these charges will be recorded during the second quarter of 2021. The decision is expected to be accretive to earnings, saving over $20 million in expenses over the next two and a half years, even before we were to initiate an expensive and lengthy Tiara TF FDA Pre-Market Approval clinical study. We believe the changes will extend our cash runway from approximately 18 months to well over three years.

All figures reported above with respect to the second quarter of 2021 are estimates and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the second quarter 2021. Accordingly, investors are cautioned not to place undue reliance on the foregoing information. The financial estimates provided in this news release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See "Forward-looking Statement Disclaimer".

Capital Structure

Our aim is to curtail our expenses and limit further dilution of the Company's share capital. Our issued and outstanding share count is approximately 67.5 million and our fully diluted share count is approximately 111.9 million shares. Included within the fully diluted share count are approximately 32.3 million warrants, which if exercised, would generate useful cash for the Company, but this has not been considered in our strategic analysis.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the future results of the Company's strategic initiatives enhancing current shareholder value, minimizing dilution, extending the cash runaway well into 2024 and creating near term value drivers, plans to file an IDE supplement with the FDA for the Reducer during the summer months and a first patient enrollment towards the end of 2021, the details of the planned COSIRA II trial, the Company's pursuit of CE Mark approval for the Tiara TA transcatheter mitral valve replacement system, the Company's expectations to receive a decision on the Tiara TA from the notified body in Europe well into 2022, the Tiara TA program's potential to be the second mitral valve replacement device approved in Europe, the Company's belief that the Tiara TA could be a competitive device in Europe if approved and with the right distribution partner, the Company's view that Europe is an underserved marked for the Tiara TA, the Company's belief that focusing its efforts on core Reducer and Tiara TA activities is warranted, the Company's belief that it has developed a promising new Tiara TF platform concept with a next generation Tiara mitral valve which might also be utilized in a future TA platform, the Company's belief that opportunities for partnering the Tiara TF program have been pushed out further in the development cycle, the Company's belief that pausing the Tiara TF program is right course of action, pausing the Tiara TF program will enable the Company to focus its efforts on nearer term core opportunities and prioritize deployment of capital, the Company's reduction of its headcount by over 40% and the pausing of all activity on the Tiara TF program, the Company's belief that staff and program expense reductions will extend its cash runway from approximately 18 months to well over three years, the exercise of the outstanding 30M warrants would generate useful cash for the Company and the growing cardiovascular marketplace.

Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the doubt about the Company's ability to continue as a going concern; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2020 but not at December 31, 2019 and 2018; risks relating to the Common Share price being volatile; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders.

These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.